Specialty Contractors, Inc.

1541 E Interstate 30, Suite 140

Rockwall, Texas 75087

March 27, 2014

Ms. Sherry Haywood

Mr. Craig Slivka

US Securities & Exchange Commission

Washington, DC 20549

RE:	Specialty Contractors, Inc.
Amendment No. 3 to Form 8-K
Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Filed February 4, 2014
File No. 333-166057

Dear Ms. Haywood,

In response to your letter dated February 19, 2014 we respectfully answer as follows:

Amendment No. 3 to Form 8-K filed February 4, 2014

1.                  Please reconcile your supplemental response to comment 9 from our letter dated September 17, 2013 with the disclosure on page 3 of your 8-K/A.

Answer: The language in the Form 8-K was correct. We have two employees, our President/CEO and our CFO, and except for the 10,000 shares the President received when joining the Company, both are unpaid.

2.                  We reissue comment 10 from our letter dated September 17, 2013.

Answer: We have removed the reference to ‘foreign laws’ in our disclosure.

3.                  We note your response to comment 15 from our letter dated September 17, 2013. However, you continue to disclose on page 2 of the 8-K/A that “the only consideration that changed hands was the $30,000, the assets and the shares of our common stock.” Please remove “the $30,000” from the disclosure or tell us why you are not required to do so.

Answer: The $30,000 has been removed from the disclosure in our 8-K/A.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012

4.                  We note that your Form 10-K/A filed on February 4, 2014 is dated June 19, 2013. Please amend your Form 10-K to include a current date in the signature section.

Answer: The Form 10-K/A filed on March 27, 2014 is dated March 27, 2014.

5.                  We have reviewed your response to comment 21 from our letter dated September 17, 2013. Please ensure that the individual who signs the certification is the same individual who is referred to in the beginning of the certification. Currently, the beginning of this certification refers to Michael Goode but is signed by Charlie Smith. As such, please amend your Form 10-K/A to present Section 302 certifications as Exhibit 31 in accordance with Item 601 of Regulation S-K. Ensure the certifications refer to and are signed by the appropriate individuals and are currently dated.

Answer: The Form 10-K/A has been amended to ensure the individual who signs the certification is the same individual who is referred to in the beginning of the certification.

Form 10-Q for the Quarter Ended September 30, 2013

6.                We note that you checked the box on the front cover page that you are a shell company. Please check the “no” box in your amended Form 10-Q to indicate that you are not a shell company.

Answer: We have checked the box “no” in the Form 10-Q/A filed March 27, 2014.

Consolidated Balance Sheets, page 3

7.                You currently present balance sheets as of September 30, 2013 and February 28, 2013. Given your disclosure on page 6 that you operate on a calendar year-end, please amend your Form 10-Q to present balance sheets as of September 30, 2013 and December 31, 2012. Refer to Rule 8-03 of Regulation S-X.

Answer: Balance sheets for February 28, 2013 presented inadvertently have been replaced with balance sheets at December 31, 2012 in the Form 10-Q/A filed March 27, 2014.

Exhibit 32 - Certifications

8.                It isn’t clear why the Section 906 certifications included in your September 30, 2013 Form 10-Q filed on November 18, 2013 are dated August 15, 2013. Please revise in an amended Form 10-Q.

Answer: The dates in our certifications have been corrected in our Form 10-Q/A filed March 27,2014.

Sincerely,

/s/ Michael Goode

Michael Goode

President